Exhibit 99.2

Sun Life Financial
Notice of 2017 annual meeting of common shareholders and Notice of availability of meeting materials
NOTICE and ACCESS
This year, as permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we have adopted “Notice and Access” to deliver our Management Information Circular (circular) to our registered and non-registered shareholders for our annual meeting.
This means that instead of receiving a paper copy of the circular, you are receiving this notice, which provides information on how to access the circular online. You will also find below information on how to request paper copies of the circular if you prefer.
Adopting Notice and Access allows us to reduce our printing and mailing costs, and is consistent with our sustainability strategy.
You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our annual meeting.
SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:
01 Election of the directors (page 8 of the circular)
02 Appointment of the auditor (page 16 of the circular)
03 A non-binding advisory vote on approach to executive compensation (page 17 of the circular)
WE ENCOURAGE YOU TO READ THE CIRCULAR BEFORE EXERCISING YOUR VOTE.
SHAREHOLDERS ARE INVITED TO ATTEND OUR ANNUAL MEETING:
WHEN: Wednesday, May 10, 2017 9:00 A.M. (ET)
WHERE: Sun Life Financial Tower 150 King Street West Second floor Toronto, Ontario
NOTICE OF 2017 ANNUAL MEETING NOTICE OF AVAILABILITY OF MEETING MATERIALS
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ANNUAL MEETING MATERIALS, INCLUDING THE CIRCULAR CAN BE FOUND ONLINE ON:
SEDAR at www.sedar.com EDGAR at www.sec.gov/edgar.shtml Our transfer agent’s website at www.meetingdocuments.com/cst/slf Our company’s website at www.sunlife.com/2017agm
VOTING:
Registered shareholders are asked to return their completed proxies, or exercise their vote by the voting deadline, May 8, 2017 at 5:00 P.M. (ET). Please refer to your proxy for detailed instructions on how to vote.
INTERNET: www.cstvotemyproxy.com TELEPHONE: 1 888-489-7352 (toll–free Canada & U.S.) FAX: 1 866-781-3111 (toll–free Canada & U.S.) MAIL: Please use the envelope provided
GO PAPERLESS!
ELECTRONIC DELIVERY OF OTHER CONTINUOUS DISCLOSURE DOCUMENTS
REGISTERED SHAREHOLDERS AND SHARE OWNERSHIP ACCOUNT PARTICIPANTS
Sign up for e-delivery at www.canstockta.com/SLFGoPaperless OR by checking the box on the reverse side of your proxy form and providing your email address.
NON-REGISTERED SHAREHOLDERS IN CANADA AND U.S.
Sign up for e-delivery at www.proxyvote.com using the control number on your voting instruction form OR after the meeting by obtaining a unique registration number from your financial intermediary.
REQUESTING A PAPER COPY OF THE CIRCULAR:
Upon request received at any time prior to or up to one year following the date of filing of the circular, we will send you a paper copy of the circular at no cost to you.
The request can be made online at www.meetingdocuments.com/cst/slf or by telephone at 1-888-433-6443 (toll–free from Canada and the U.S.) or 416-682-3801 (other countries).
Your request for a paper copy should be received at least seven business days in advance of the proxy deposit date (being April 27, 2017) in order to receive the circular in advance of the voting deadline.
PLEASE CALL: CST Trust Company, our transfer agent, at 1-888-433-6443 (toll–free Canada and the U.S.) or 416-682-3801 (other countries) if you have questions about Notice and Access.
NOTICE OF 2017 ANNUAL MEETING NOTICE OF AVAILABILITY OF MEETING MATERIALS
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Life’s brighter under the sun
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